ALTAI RESOURCES INC.

111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: altai@arex.com • Internet: http://www.altairesources.com

October 30, 2003

03037275

SUPPL

By Sedar Filing

03 NOV 12 AM 7:21

Ontario Securities Commission
Commission des Valeurs Mobiliores du Quebec
British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

RE: Unaudited Consolidated Financial Statements for the Nine Months Ended September 30, 2003

Enclosed for your record are our Unaudited Consolidated Financial Statements for the Nine Months ended September 30, 2003.

Please be informed that the same financial statements have been mailed to our shareholders on October 30, 2003.

Yours truly,
ALTAI RESOURCES INC.

PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

"Maria Au"
Maria Au
Secretary-Treasurer

Encls.

COPY BY MAIL TO :

United States Securities and Exchange Commission
Attn: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549, U.S.A.
(SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950)

COPY BY eMAIL TO :

Bolton & Bolton
Attn: Mr. Doug Bolton

Computershare Trust Company of Canada.
Attn: Ms. Shirley Yuen

Standard & Poor's Corporation
Attn: Corporate Files Department

ATOSCQ3. /ik

dlw 11/12

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2003

03 NOV 12 ... 7:21

		September 30, 2003 (Unaudited)		December 31, 2002 (Audited)
ASSETS				
Current				
Cash	$	39,556	$	64,681
Marketable securities (Note 2)		30,768		30,768
Accounts receivable		3,466		1,827
		73,790		97,276
Share Investment		6,250		6,250
Note receivable		546,903		546,903
Investment in subsidiaries (Note 3)		622,149		643,508
Interests in mining properties (Note 4)		1,007,261		1,007,172
Natural gas interests (Note 5)		1,478,318		1,370,104
Investment in technology projects		1		1
Capital assets		–		108
Total Assets	$	3,734,672	$	3,671,322
LIABILITIES				
Current				
Accounts payable (Note 6)	$	31,676	$	37,677
SHAREHOLDERS' EQUITY				
Share capital (Note 7)		9,243,232		9,147,232
Deficit		(5,540,236)		(5,513,587)
		3,702,996		3,633,645
Total liabilities and shareholders' equity	$	3,734,672	$	3,671,322

Approved on behalf of the Board

"Niyazi Kacira" Director *"Maria Au"* Director

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 (UNAUDITED)

	Three months ended September 30				Nine months ended September 30			
		2003		2002		2003		2002
Revenue								
Investment and miscellaneous income	$	1,084	$	817	$	3,102	$	2,634
Interest earned on note receivable		–		63,530		53,195		175,191
		1,084		64,347		56,297		177,825
Expenses								
Administrative expenses		1,102		6,997		7,727		52,925
Provision for doubtful accounts		–		63,530		53,195		175,191
Write down investment in technology projects		–		2		–		1,029
Prospecting and general		70		246		225		455
Amortization		–		209		108		781
		1,172		70,984		61,255		230,381
Net loss before share of net loss of equity investment		(88)		(6,637)		(4,958)		(52,556)
Share of net loss of equity investment		(202)		(25,627)		(21,691)		(64,465)
Net loss		(290)		(32,264)		(26,649)		(117,021)
Accumulated deficit, beginning of period		(5,539,946)		(5,481,770)		(5,513,587)		(5,397,013)
Accumulated deficit, end of period	$	(5,540,236)	$	(5,514,034)	$	(5,540,236)	$	(5,514,034)
Net loss per share (weighted average)	$	(0.000)	$	(0.001)	$	(0.001)	$	(0.005)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 (UNAUDITED)

	Three months ended September 30		Nine months ended September 30	
	2003	2002	2003	2002
Operating activities				
Net loss	$ (290)	$ (32,264)	$ (26,649)	$ (117,021)
Items not affecting cash				
Share of net loss of equity investment	202	25,627	21,691	64,465
Write down investment in technology projects	–	2	–	1,029
Amortization	–	209	108	781
Decrease (increase) in accounts receivable	2,624	1,259	(1,638)	15,507
Increase (decrease) in accounts payable	7,646	2,887	(6,001)	5,014
Cash provided by (used in) operating activities	10,182	(2,280)	(12,489)	(30,225)
Investing activities				
Deferred exploration expenditures	–	(101)	(89)	(801)
Natural gas interests	(28,753)	(10,999)	(108,214)	(24,535)
Investment in technology projects	–	(2)	–	(1,029)
Share investment	–	(6,500)	–	(6,500)
Investment in subsidiaries	(2)	6,493	(333)	33,279
Cash provided by (used in) investing activities	(28,755)	(11,109)	(108,636)	414
Financing activities				
Issue of shares	12,000	–	96,000	1,950
Cash provided by financing activities	12,000	–	96,000	1,950
Change in cash	(6,573)	(13,389)	(25,125)	(27,861)
Cash, beginning of period	46,129	89,843	64,681	104,315
Cash, end of period	$ 39,556	$ 76,454	$ 39,556	$ 76,454

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

1. Basis of presentation

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. Marketable securities

The marketable securities on hand at September 30, 2003 had a market value of $125,942 (December 31, 2002–$108,122).

3. Investment in subsidiaries

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property, Mabulao copper-gold property, Samar gold property and Bulan gold property.

Since September 1998 Crew Development Corporation ("Crew"), through its subsidiary, Crew Minerals Philippines Inc., has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at September 30, 2003, Crew has not yet put the property into production.

4. Interest in mining properties

		Balance, Beginning of Year		Expenditure		Balance, End of Period
Malartic Township, Quebec						
Property	$	283,711	$	–	$	283,711
Expenditure		723,461		–		723,461
Other Properties						
Property	$	–	$	89	$	89
Expenditure		–		–		–
	$	1,007,172	$	89	$	1,007,261

5. Natural gas interests

		Balance, Beginning of Year		Expenditure		Balance, End of Period
Lac St. Pierre, Quebec						
Expenditure	$	1,370,104	$	105,408	$	1,475,512
Sorel, Quebec						
Expenditure	$	–	$	2,806	$	2,806
	$	1,370,104	$	108,214	$	1,478,318

6. Accounts payable

Accounts payable includes $27,285 payable to an officer of the Company.

7. Share capital

Authorized
An unlimited number of common shares of no par value

Issued	**No. of shares**		**Amount**
Issued at December 31, 2002	22,933,554	$	9,147,232
Issued for cash - exercise of option	210,000		21,000
- private placement	750,000		75,000
Issued at September 30, 2003	23,893,554	$	9,243,232

a) On September 30, 2003, there were 1,783,000 option shares outstanding, with 140,000 option shares granted under the former 1987 and 1996 Stock Option Plans and 1,643,000 option shares granted under the existing 2002 Stock Option Plan, at prices ranging from $0.10 to $0.16 per share and with expiry dates ranging from May 13, 2004 to August 10, 2008.

The prices of all share options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

b) At September 30, 2003, there were 1,235,000 share purchase warrants outstanding. Each warrant allows the warrant holder to purchase one common share of the Company at $0.15 per share on or before October 9, 2003.

c) At September 30, 2003, there were 219,667 escrowed common shares outstanding.

8. Interest earned on note receivable and provision for doubtful accounts

A provision for doubtful accounts has been made for the annual interest income of the note receivable from Altai Philippines as it has to date been unable to generate operating income (see Note 3) and accordingly has been unable to meet its interest obligations to the Company.

The note plus total interest is capped at three times the note amount, and that has been reached in March 2003.

9. Related party transactions

Consulting services were provided by officers. Fees for such services amounted to $39,000. These fees have been allocated to administrative expenses ($15,000) and investment in subsidiaries and resource properties ($24,000).

OPERATIONS AND PROJECTS

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

Lac St. Pierre Gas and Gas Storage Property

The Company has now received an independent valuation report on its Lac St. Pierre gas and gas storage property.

The Company has commissioned two independent consulting firms, Geologica Groupe-Conseil Inc. and Paul Laroche (Consulting geologist-geophysicist), to jointly put a market value on the property to assist the Company and its joint venture partner, Petro St-Pierre Inc., in their efforts for off balance sheet financing (i.e. financing by giving equity in the property rather than in the company). Their joint report indicates a fair market value of C$10.5 million before tax for the property using a natural gas price of C$3 per Thousand Cubic Feet ("MCF") (currently gas price is much higher). Such market valuations are done strictly based on the information currently available and do not take into account the potential of the property. The Company presently owns approximately 53% of the property and is the Operator.

Sorel Gas Property

The Company and Petro St-Pierre Inc.("PSP") have acquired two new oil and gas permits aggregating to approximately 49,000 hectares adjacent to and to the south of the Lac St. Pierre Property. The joint venture partners believe that the potential deep gas target of the Lac St. Pierre gas and gas storage property may extend into these new permits. In accordance with the joint venture agreement, the Company and PSP will start with the same interests in the new permits as those of the Lac St. Pierre Property. The Company presently owns approximately 53% of this property and is the Operator.

LIQUIDITY

The Company is debt free.

BC FORM 51.901F
ALTAI RESOURCES INC.
THIRD QUARTER REPORT TO SEPTEMBER 30, 2003

Issuer Details

Name of Issuer:	Altai Resources Inc.	Telephone :	416 383-1328
For Quarter Ended :	September 30, 2003	Fax :	416 383-1686
Date of Report :	October 30, 2003	E-Mail :	altai@arex.com
Address :	111 Lynedock Crescent Toronto, Ontario, Canada, M3A 2A7	Web Site :	www.altairesources.com
		Contact :	Maria Au, Secretary-Treasurer (Telephone: 416 383-1328, Email: altai@arex.com)

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Niyazi Kacira"	**Niyazi Kacira, Director**	October 30, 2003
"Maria Au"	**Maria Au, Director**	October 30, 2003

SCHEDULE B : SUPPLEMENTARY INFORMATION
THIRD QUARTER REPORT TO SEPTEMBER 30, 2003

Directors :	Dr. Niyazi Kacira Maria Au Dr. Didier Pomerleau Dr. K. Sethu Raman Michael Hitch (Nominee)	Officers :	Dr. Niyazi Kacira – President and CEO Maria Au – Secretary-Treasurer

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2003

		September 30, 2003 (Unaudited)		December 31, 2002 (Audited)
ASSETS				
Current				
Cash	$	39,556	$	64,681
Marketable securities (Note 2)		30,768		30,768
Accounts receivable		3,466		1,827
		73,790		97,276
Share Investment		6,250		6,250
Note receivable		546,903		546,903
Investment in subsidiaries (Note 3)		622,149		643,508
Interests in mining properties (Note 4)		1,007,261		1,007,172
Natural gas interests (Note 5)		1,478,318		1,370,104
Investment in technology projects		1		1
Capital assets		–		108
Total Assets	$	3,734,672	$	3,671,322
LIABILITIES				
Current				
Accounts payable (Note 6)	$	31,676	$	37,677
SHAREHOLDERS' EQUITY				
Share capital (Note 7)		9,243,232		9,147,232
Deficit		(5,540,236)		(5,513,587)
		3,702,996		3,633,645
Total liabilities and shareholders' equity	$	3,734,672	$	3,671,322

Approved on behalf of the Board

"Niyazi Kacira" Director "Maria Au" Director

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 (UNAUDITED)

	Three months ended September 30				Nine months ended September 30			
		2003		2002		2003		2002
Revenue								
Investment and miscellaneous income	$	1,084	$	817	$	3,102	$	2,634
Interest earned on note receivable		–		63,530		53,195		175,191
		1,084		64,347		56,297		177,825
Expenses								
Administrative expenses		1,102		6,997		7,727		52,925
Provision for doubtful accounts		–		63,530		53,195		175,191
Write down investment in technology projects		–		2		–		1,029
Prospecting and general		70		246		225		455
Amortization		–		209		108		781
		1,172		70,984		61,255		230,381
Net loss before share of net loss of equity investment		(88)		(6,637)		(4,958)		(52,556)
Share of net loss of equity investment		(202)		(25,627)		(21,691)		(64,465)
Net loss		(290)		(32,264)		(26,649)		(117,021)
Accumulated deficit, beginning of period		(5,539,946)		(5,481,770)		(5,513,587)		(5,397,013)
Accumulated deficit, end of period	$	(5,540,236)	$	(5,514,034)	$	(5,540,236)	$	(5,514,034)
Net loss per share (weighted average)	$	(0.000)	$	(0.001)	$	(0.001)	$	(0.005)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 (UNAUDITED)

	Three months ended September 30		Nine months ended September 30	
	2003	**2002**	**2003**	**2002**
Operating activities				
Net loss	$ (290)	$ (32,264)	$ (26,649)	$ (117,021)
Items not affecting cash				
Share of net loss of equity investment	202	25,627	21,691	64,465
Write down investment in technology projects	–	2	–	1,029
Amortization	–	209	108	781
Decrease (increase) in accounts receivable	2,624	1,259	(1,638)	15,507
Increase (decrease) in accounts payable	7,646	2,887	(6,001)	5,014
Cash provided by (used in) operating activities	10,182	(2,280)	(12,489)	(30,225)
Investing activities				
Deferred exploration expenditures	–	(101)	(89)	(801)
Natural gas interests	(28,753)	(10,999)	(108,214)	(24,535)
Investment in technology projects	–	(2)	–	(1,029)
Share investment	–	(6,500)	–	(6,500)
Investment in subsidiaries	(2)	6,493	(333)	33,279
Cash provided by (used in) investing activities	(28,755)	(11,109)	(108,636)	414
Financing activities				
Issue of shares	12,000	–	96,000	1,950
Cash provided by financing activities	12,000	–	96,000	1,950
Change in cash	(6,573)	(13,389)	(25,125)	(27,861)
Cash, beginning of period	46,129	89,843	64,681	104,315
Cash, end of period	$ 39,556	$ 76,454	$ 39,556	$ 76,454

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

1. Basis of presentation

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. Marketable securities

The marketable securities on hand at September 30, 2003 had a market value of $125,942 (December 31, 2002–$108,122).

3. *Investment in subsidiaries*

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property, Mabulao copper-gold property, Samar gold property and Bulan gold property.

Since September 1998 Crew Development Corporation ("Crew"), through its subsidiary, Crew Minerals Philippines Inc., has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at September 30, 2003, Crew has not yet put the property into production.

4. Interest in mining properties

		Balance, Beginning of Year		Expenditure		Balance, End of Period
Malartic Township, Quebec						
Property	$	283,711	$	–	$	283,711
Expenditure		723,461		–		723,461
Other Properties						
Property	$	–	$	89	$	89
Expenditure		–		–		–
	$	1,007,172	$	89	$	1,007,261

5. Natural gas interests

		Balance, Beginning of Year		Expenditure		Balance, End of Period
Lac St. Pierre, Quebec						
Expenditure	$	1,370,104	$	105,408	$	1,475,512
Sorel, Quebec						
Expenditure	$	–	$	2,806	$	2,806
	$	1,370,104	$	108,214	$	1,478,318

6. Accounts payable

Accounts payable includes $27,285 payable to an officer of the Company.

7. Share capital

Authorized
An unlimited number of common shares of no par value

Issued	**No. of shares**		**Amount**
Issued at December 31, 2002	22,933,554	$	9,147,232
Issued for cash - exercise of option	210,000		21,000
- private placement	750,000		75,000
Issued at September 30, 2003	23,893,554	$	9,243,232

a) On September 30, 2003, there were 1,783,000 option shares outstanding, with 140,000 option shares granted under the former 1987 and 1996 Stock Option Plans and 1,643,000 option shares granted under the existing 2002 Stock Option Plan, at prices ranging from $0.10 to $0.16 per share and with expiry dates ranging from May 13, 2004 to August 10, 2008.

The prices of all share options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

b) At September 30, 2003, there were 1,235,000 share purchase warrants outstanding. Each warrant allows the warrant holder to purchase one common share of the Company at $0.15 per share on or before October 9, 2003.

c) At September 30, 2003, there were 219,667 escrowed common shares outstanding.

8. Interest earned on note receivable and provision for doubtful accounts

A provision for doubtful accounts has been made for the annual interest income of the note receivable from Altai Philippines as it has to date been unable to generate operating income (see Note 3) and accordingly has been unable to meet its interest obligations to the Company.

The note plus total interest is capped at three times the note amount, and that has been reached in March 2003.

9. Related party transactions

Consulting services were provided by officers. Fees for such services amounted to $39,000. These fees have been allocated to administrative expenses ($15,000) and investment in subsidiaries and resource properties ($24,000).

OPERATIONS AND PROJECTS

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

Lac St. Pierre Gas and Gas Storage Property

The Company has now received an independent valuation report on its Lac St. Pierre gas and gas storage property.

The Company has commissioned two independent consulting firms, Geologica Groupe-Conseil Inc. and Paul Laroche (Consulting geologist-geophysicist), to jointly put a market value on the property to assist the Company and its joint venture partner, Petro St-Pierre Inc., in their efforts for off balance sheet financing (i.e. financing by giving equity in the property rather than in the company). Their joint report indicates a fair market value of C$10.5 million before tax for the property using a natural gas price of C$3 per Thousand Cubic Feet ("MCF") (currently gas price is much higher). Such market valuations are done strictly based on the information currently available and do not take into account the potential of the property. The Company presently owns approximately 53% of the property and is the Operator.

Sorel Gas Property

The Company and Petro St-Pierre Inc.("PSP") have acquired two new oil and gas permits aggregating to approximately 49,000 hectares adjacent to and to the south of the Lac St. Pierre Property. The joint venture partners believe that the potential deep gas target of the Lac St. Pierre gas and gas storage property may extend into these new permits. In accordance with the joint venture agreement, the Company and PSP will start with the same interests in the new permits as those of the Lac St. Pierre Property. The Company presently owns approximately 53% of this property and is the Operator.

LIQUIDITY

The Company is debt free.